Mail Stop 4561

October 16, 2006

Mr. Doug W. Naidus
Chairman and Chief Executive Officer
MortgageIT Holdings, Inc.
33 Maiden Lane
New York, NY      10038

> **Re:    MortgageIT Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006**
> **File No. 001-32213**

Dear Mr. Naidus:

We have reviewed your filing and have the following comments.  Please be as detailed as necessary in your responses.  In our comments, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1 – Business

General, page 5

1. You disclose that you reduced your presence in the sub-prime origination market in the fourth quarter of 2005 by decreasing the number of your sub-prime branches from six to three and implemented related work force reductions.  You also disclose that you continued to reduce your sub-prime staff and operations in the first quarter of 2006 and planned to substantially exit the wholesale sub-prime business by the end of the first quarter of 2006.  Please tell us what consideration

you gave to including the disclosures required by paragraph 20 of SFAS 146. Please further tell us what consideration you gave to classifying your sub-prime business as a discontinued operation. For reference, please see paragraphs 41-44 of SFAS 144.

Note 13 – Segment Reporting, page F-32

2.  You disclose that you operate your business in two primary segments. However, based on the slide presentation included in your 8-K filed March 21, 2006, it appears that you may have additional operating segments: retail, wholesale, and correspondent. Please tell us how you considered the guidance in SFAS 131 and EITF 04-10 in concluding that you only have two reportable segments.

Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Expense

3.  We note that your income tax (benefit) expense changed significantly between periods. Please provide us with an explanation for the change and in future filings please provide explanations for such significant changes. For reference, please see SEC Release No. 33-8350.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Daniel Gordon
Branch Chief